METALLA STRENGTHENS MANAGEMENT TEAM

FOR IMMEDIATE RELEASE	TSXV: MTA
October 27, 2020	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) is pleased to announce that it has appointed Saurabh Handa, CPA, CA as Chief Financial Officer effective as of November 1, 2020.

Mr. Handa will be replacing Bill Tsang who has served as Metalla's Chief Financial Officer since May 2017. Mr. Tsang has been instrumental to the Company's success and growth in the royalty and streaming business. The Board of Directors wishes to sincerely thank Mr. Tsang for his devoted efforts in stewarding the financial reporting of Metalla.

"We are privileged to have Mr. Handa join the Metalla team. Mr. Handa possesses a strong accounting background and diverse senior level experience as a mining professional. He will be an invaluable addition to Metalla's team and positions the Company to continue to scale its business of acquiring accretive royalty and streaming assets" commented Brett Heath, President and Chief Executive Officer of Metalla."

ADDITION OF SAURABH HANDA AS CHIEF FINANCIAL OFFICER

Mr. Handa has over 15 years of progressive senior level experience as a mining professional with experience in various areas including finance, mergers and acquisitions, taxation planning, treasury management, risk management, regulatory compliance, and multi-jurisdictional public company reporting. Recently, he has provided consulting services to various mining companies through his own company, Handa Financial Consulting Inc. Previously, he held the positions of Chief Financial Officer of Titan Mining Corp., Vice President, Finance of Imperial Metals Corp., Chief Financial Officer of Meryllion Resources Corp., Chief Financial Officer of Yellowhead Mining Inc. and Controller for SouthGobi Resources Ltd.  Mr. Handa currently serves as a Director and Chair of the Audit Committee for K92 Mining Inc. Mr. Handa is a Chartered Professional Accountant and graduated with Honours from the University of British Columbia with a diploma in Accounting. Prior to joining the accounting profession, Mr. Handa obtained a Bachelor of Science degree in Genetics from the University of British Columbia and a diploma in Computer Systems from the British Columbia Institute of Technology.

ABOUT METALLA

Metalla was created for the purpose of providing shareholders with leveraged precious metal exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this press release include, but are not limited to, the success of Metalla in scaling its business through the future acquisition of accretive royalty and streaming assets, Mr. Handa's future contributions to the Company, and the potential for Metalla to become one of the leading precious metal royalty and streaming companies. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which are beyond the ability of Metalla to control or predict and may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. The forward-looking statements contained in this press release are based on reasonable assumptions that have been made by management as at the date of such information and is subject to unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking statements, including, without limitation: the impact of general business and economic conditions; the ongoing operation of the properties in which the Company holds a royalty, stream, or other production based interest by the owners or operators of such properties in a manner consistent with past practice; absence of control over mining operations; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; regulatory requirements; and other risks and uncertainties disclosed under the heading "Risk Factors" in the Company's most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov.

Although Metalla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Investors are cautioned that forward-looking statements are not guarantees of future performance. The Company cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.